UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

     Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

RARE Hospitality International, Inc.
(Name of Subject Company)

Surf & Turf Merger Corp.,
a wholly owned subsidiary of

Darden Restaurants, Inc.
 (Name of Filing Person—Offerors)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

753820109
(CUSIP Number of Class of Securities)

Paula J. Shives, Esq.
Senior Vice President, General Counsel & Secretary
Darden Restaurants, Inc.
5900 Lake Ellenor Drive Orlando, FL 32809
Telephone: (407) 245-4000
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$1,313,138,336.30	$40,313.35

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The transaction valuation was calculated by multiplying the offer price of $38.15 per share by 34,420,402, the number of shares of common stock, no par value per share (“Shares”), of RARE Hospitality International, Inc. (“RARE”) outstanding on a fully diluted basis as of August 15, 2007, as represented by RARE in the Agreement and Plan of Merger with Darden Restaurants, Inc.
(“Darden”), which Shares consist of (a) 30,627,146 Shares issued and outstanding, (b) 3,662,868 Shares subject to issuance upon exercise of outstanding options and (c) 130,388 performance-based restricted stock units outstanding.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $40,313.35.	Filing Party: Darden Restaurants, Inc. and Surf & Turf Merger Corp.
	Form or Registration No.: Schedule TO.	Date Filed: August 31, 2007.

¨	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
¨	issuer tender offer subject to Rule 13e-4.
¨	going-private transaction subject to Rule 13e-3.
¨	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ¨

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on August 31, 2007, as amended by Amendment No. 1 filed on September 14, 2007 (as amended, the “Schedule TO”), by Darden Restaurants, Inc., a Florida corporation (“Darden” or “the Company”), and Surf & Turf Merger Corp., a Georgia corporation and wholly owned subsidiary of Darden (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of RARE Hospitality International, Inc., a Georgia corporation (“RARE”), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated November 4, 1997, by and between RARE and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended, at a price per share equal to $38.15, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 16, 2007 (the “Merger Agreement”), among Darden, Offeror and RARE.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

ITEM 1.     SUMMARY TERM SHEET

The third question and answer in the "Summary Term Sheet -  Frequently Asked Questions” incorporated by reference into Item 1 of the Schedule TO is hereby amended and restated as follows:

“Do you have the financial resources to make payment?

     Yes. Darden, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Darden will obtain the necessary funds from its new credit facilities. See Section 12-“Source and Amount of Funds” of this Offer to Purchase.”

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Paragraphs 2 through 7 of Section 12 - "Source and Amount of Funds" of the Offer to Purchase incorporated by reference into Item 7 of the Schedule TO are hereby amended and restated in their entirety as follows:

     “On September 20, 2007, Darden entered into (i) a $750 million revolving Credit Agreement dated as of September 20, 2007 (the “Revolving Credit Agreement”) with Bank of America, N.A. (“BOA”), as administrative agent, and the lenders (the “Revolving Credit Lenders”) and other agents party thereto and (ii) a $1.15 billion 364-Day Credit Agreement (the “Interim Facility Credit Agreement” and together with the Revolving Credit Agreement, the “Credit Agreements”) with BOA, as administrative agent, and the lenders party thereto. We refer to the credit facility under the Revolving Credit Agreement as the “Revolving Credit Facility”, the credit facility under the Interim Facility Credit Agreement as the “Interim Credit Facility”, and the two together as the “Credit Facilities”. The Revolving Credit Agreement is filed as Exhibit (b)(1) hereto and incorporated  herein by reference, and the Interim Facility Credit Agreement is filed as Exhibit (b)(2) hereto and incorporated herein by reference.

     The Credit Facilities are senior unsecured debt obligations of the Company. Both Credit Agreements contain customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of the type. The Interim Credit Agreement requires mandatory prepayments in the event of asset sales or debt issuances, subject to certain exceptions and thresholds.

     The Interim Credit Facility matures 364 days from the closing date. Up to the full amount of the Interim Credit Facility may be converted into a revolving credit facility in order to support commercial paper issued to reduce the outstanding amount of the Interim Credit Facility. Proceeds of the Interim Credit Facility may only be used to finance the Offer and the Merger and related fees and expenses, to repay certain existing debt and to support commercial paper issuances used to repay loans under the Interim Credit Facility. The Revolving Credit Facility matures on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, the partial financing of the Offer and the Merger as well as general corporate purposes. The Revolving Credit Facility also contains a sublimit of $150 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the Revolving Credit Agreement may be denominated in U.S. dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the Revolving Credit Facility by up to $250 million (to an aggregate amount of up to $1.0 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

     The loans under the Interim Credit Facility and the Revolving Credit Facility will bear interest at a rate equal to LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%) . Assuming a “triple-B flat” equivalent credit rating level, the applicable margin under the Interim Credit Facility will be 0.32%, and the applicable margin under the Revolving Credit Facility will be 0.35% . The Revolving Credit Facility also contains a $100 million sublimit for competitive bid loans. Each Credit Facility requires that we pay a facility fee (ranging from 0.070% to 0.175%, based on our ratings) and, in the event that the outstanding amounts under the applicable Credit Facility exceed 50% of such Credit Facility, a utilization fee (ranging from 0.050% to 0.150%, based on our ratings).

     As of September 20, 2007, $175 million was outstanding under the Revolving Credit Agreement. The Interim Credit Facility will become available to us upon the consummation of (and will be used to fund the purchase of Shares pursuant to) the Offer. The Revolving Credit Agreement replaced our prior $500 million Credit Agreement, dated as of August 16, 2005, by and among us, Wachovia Bank, National Association, as administrative agent, and the lenders party thereto, which was terminated and repaid in its entirety on September 20, 2007.

     The foregoing description of the Credit Agreements is qualified in its entirety by reference to the full text of the Credit Agreements, which are incorporated by reference as Exhibit (b)(1) (the Revolving Credit Agreement) and Exhibit (b)(2) (the Interim Facility Credit Agreement).

     After closing, Darden expects to issue approximately $1.1 billion of fixed or floating rate debt at maturities ranging from 3 to 30 years and repay outstanding loans and reduce commitments under the interim credit facility with proceeds of such debt. Any additional commercial paper issued or borrowings drawn under the syndicated revolving credit facility will be used to fund working capital requirements or for general corporate purposes.”

ITEM 12.     EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(b)(1)	Credit Agreement, dated as of September 20, 2007, among Darden Restaurants, Inc., certain lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Darden on September 21, 2007).”

(b)(2)	364-Day Credit Agreement, dated as of September 20, 2007, among Darden Restaurants, Inc., certain lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Darden on September 21, 2007).”

SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: September 21, 2007

DARDEN RESTAURANTS, INC.

By: /s/ Paula J. Shives
NAME: Paula J. Shives
TITLE: Senior Vice President, General Counsel and Secretary

SURF & TURF MERGER CORP.

By: /s/ Paula J. Shives
NAME: Paula J. Shives
TITLE: Vice President and Secretary

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated August 31, 2007.

* (a)(1)(B)	Form of Letter of Transmittal.

* (a)(1)(C)	Form of Notice of Guaranteed Delivery.

* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

* (a)(5)(A)	Joint Press Release Issued by Darden and RARE, dated August 16, 2007, announcing the execution of the Agreement and Plan of Merger among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 16, 2007).

* (a)(5)(B)	Transcript of the Investor Call on August 17, 2007 regarding announcement of the Agreement and Plan of Merger among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to the Schedule TO-C filed by Darden on February 3, 2007).

* (a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on August 31, 2007.

* (a)(5)(D)	Joint Press Release Issued by Darden and RARE, dated August 31, 2007, announcing the commencement of the Offer and of the Consent Solicitation.

* (a)(5)(E)	Joint Press Release Issued by Darden and RARE, dated September 14, 2007, announcing early termination of the waiting period under the HSR Act.

(b)(1)	Credit Agreement, dated as of September 20, 2007, among Darden Restaurants, Inc., certain lenders party thereto and Bank of America,
N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Darden on September 21, 2007).

(b)(2)	364-Day Credit Agreement, dated as of September 20, 2007, among Darden Restaurants, Inc., certain lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Darden on September 21, 2007).

* (d)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 17, 2007).

* Previously filed.